UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K


                                   (MARK ONE)
               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 For the fiscal
                          year ended December 31, 1999
                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
       For the transition period from ______________ to _________________.

                          Commission file number 1-5964

 A. Full title of the plan and the address of the plan, if different from that
                           Of the issuer named below:

               IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     IKON OFFICE SOLUTIONS, INC., P.O. BOX 834, VALLEY FORGE, PA 19482-0834


                              REQUIRED INFORMATION

                            a. Financial Statements.

         The following financial statements are furnished for the Plan.

   1. Audited Statements of Net Assets Available for Benefits - December 31,
                                  1999 and 1998

   2. Audited Statements of Changes in Net Assets Available for Benefits for
                   the years ended December 31, 1999 and 1998

                        3. Notes to Financial Statements

                           4. Supplemental Schedule

                    (a) Assets Held for Investment Purposes

                                  b. Exhibits

Exhibit 23(a) - Consent of PricewaterhouseCoopers LLP - Independent Accountants
    Exhibit 23(b) - Consent of Ernst and Young LLP - Independent Accountants

               IKON OFFICE Solutions, Inc. Retirement Savings Plan

                              Financial Statements
                            And Supplemental Schedule



                     Years ended December 31, 1999 and 1998



                                    Contents


     Reports of Independent Accountants..................................... 1-2

     Financial Statements

     Statements of Net Assets Available for Benefits........................   3
     Statements of Changes in Net Assets Available for Benefits.............   4
     Notes to Financial Statements..........................................5-11

     Supplemental Schedule*

     Assets Held for Investment Purposes....................................  12


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of IKON Office Solutions, Inc. Retirement
Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICEWATERHOUSECOOPERS LLP

Philadelphia, PA
July 13, 2000

                         Report of Independent Auditors

Retirement Plans Committee
IKON Office Solutions, Inc.

We have audited the accompanying statement of net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young, LLP
Philadelphia, Pennsylvania
June 3, 1999

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------



                                                        Year Ended
                                                       December 31,
                                              -----------------------------
                                                  1999              1998
Assets:
    Investments, at fair value                $347,588,861     $290,710,408
                                              ------------     ------------

    Receivables:
      Investment income receivable                  19,000          810,091
      Receivable for investments sold              133,961               --
                                              ------------     ------------

        Total receivables                          152,961          810,091
                                              ------------     ------------

        Total assets                           347,741,822      291,520,499
                                              ------------     ------------

Liabilities:
    Accrued administrative expenses                580,111          596,577
    Payable for investments purchased               15,462          272,630
                                              ------------     ------------

        Total liabilities                          595,573          869,207
                                              ------------     ------------

        Net assets available for benefits     $347,146,249     $290,651,292
                                              ------------     ------------

   The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           Year Ended
                                                          December 31,
                                               --------------------------------
                                                    1999               1998
Additions:
    Investment income:
      Net appreciation (depreciation) in
        fair value of investments              $  23,775,296      $(154,739,998)
      Interest and dividends                       8,123,439          9,195,402
                                               -------------      -------------

                                                  31,898,735       (145,544,596)
                                               -------------      -------------

    Contributions:
      Participant                                 60,551,062         57,825,193
      Employer                                    27,721,398         28,456,006
                                               -------------      -------------

                                                  88,272,460         86,281,199
                                               -------------      -------------

      Assets transferred from merged plans                --          6,525,585
                                               -------------      -------------

           Total additions                       120,171,195        (52,737,812)

Deductions:
    Payment of benefits                           58,907,688         60,767,514
    Administrative expenses                        4,768,550          4,297,386
                                               -------------      -------------

           Total deductions                       63,676,238         65,064,900

    Net increase (decrease)                       56,494,957       (117,802,712)

Net assets available for benefits:
    Beginning of year                            290,651,292        408,454,004
                                               -------------      -------------

    End of year                                $ 347,146,249      $ 290,651,292
                                               -------------      -------------

   The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all regular full-time and part-time non-union employees, as defined by the Plan, of IKON Office Solutions, Inc. (the "Company") and its domestic subsidiaries which adopt the Plan.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration
     The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the "Committee"). The Northern Trust Company (the "Trustee") is the trustee of the Plan and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

     Contributions
     Each year, participants may contribute up to 16 percent of their annual compensation ("Compensation"), as defined by the Plan, in multiples of one percent except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Company contributes an amount equal to two-thirds of the first 6% of the Compensation that a participant contributes to the Plan. Employer matching contributions are made in IKON Office Solutions, Inc. common stock and may not be redirected to any of the other available investment options until the attainment of age 55.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contributions and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their contributions plus an allocation of actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on the following:

             Years of service                       Vesting
             ----------------                       -------

             Less than 2 years                         0%
             2 years                                  25%
             3 years                                  50%
             4 years                                  75%
             5 years                                 100%

     Participants are also fully vested in the Company's matching portion upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

     Investment Options
     Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of nine investment options.

     o   IKON Office Solutions, Inc. Common Stock Fund
     o   Chicago Equity Partners Small-Cap Equity Fund
     o   American Funds Group EuroPacific Growth Fund
     o   PBHG Growth Fund
     o   PIMCO Total Return Fund
     o   Vanguard Institutional Index Fund
     o   Vanguard Windsor II Fund
     o   Stable Value Fund
     o   Balanced Fund

     The Chicago Equity Partners Small-Cap Equity Fund, the PIMCO Total Return Fund and the Vanguard Windsor II Fund were not available investment options during 1998.

     On May 25, 1999, Unisource Worldwide, Inc. agreed to accept Georgia Pacific's $12 a share in cash buyout offer. All shares held by the Unisource Stock Fund were converted to cash and the Unisource Stock Fund was closed. The cash received was allocated to other investment options based on participants' current contribution elections or to the Stable Value Fund for those participants not currently making contributions.

     Participants may change their investment options or transfer existing account balances to other investment options daily, except for employer matching contributions which are made in IKON Office Solutions, Inc. common stock and may not be redirected to any of the other available investment options until the attainment of age 55.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


     Participant Loans
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may not exceed 5 years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the month plus one percent. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits
     Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59 1/2 may make withdrawals from their accounts derived only from after-tax salary deferral contributions. Participants under the age of 59 1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59 1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59 1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship.

     Forfeitures
     During 1999 and 1998, $2,386,300 and $1,227,400, respectively, of employer matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts will be used to pay future employer matching contributions.

2.   Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Financial Statement Presentation
     The Plan adopted American Institute of Certified Public Accountants Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters ("SOP 99-3"). Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Cash equivalents are valued at cost which is equal to market value. Guaranteed investment contracts held in the Stable Value Fund are stated at contract value which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Net appreciation on investments represents the sum of the change in the difference between year-end market value and cost and the difference between the proceeds received and the cost of investments sold.

     Payment of Benefits
     Benefits are recorded when paid.

     Plan Expenses
     Expenses incurred in connection with the administration of the Plan are paid by the Plan.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The following investments represent five percent or more of the Plan's net assets:

     December 31, 1999

     IKON Office Solutions, Inc. Common Stock Fund              $ 105,514,802
     American Funds Group Euro Pacific Growth Fund                 22,611,569
     PBHG Growth Fund                                              49,922,643
     Vanguard Investment Contract Trust                            49,013,712
     Vanguard Institutional Index Fund                             81,569,581

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     December 31, 1998

     IKON Office Solutions, Inc. Common Stock Fund              $ 104,592,120
     PBHG Growth Fund                                              24,843,227
     Vanguard Institutional Index Fund                             64,412,486
     Vanguard Investment Contract Trust                            18,535,919
     Deutsche Bank Guaranteed Investment Contract                  14,866,601

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                              1999               1998

     Registered investment companies     $  48,077,990      $  14,119,246
     Common stock                          (24,302,694)      (168,859,244)
                                         -------------      -------------

                                         $  23,775,296      $(154,739,998)
                                         -------------      -------------

4.   Nonparticipant-Directed Investments

     Employer contributions included in the IKON Office Solutions, Inc. Common Stock Fund are nonparticipant-directed as employer matching contributions are made in IKON common stock and may not be redirected to the other available investment options until the attainment of age 55. Information about the net assets and significant components of the changes in net assets relating to the IKON Office Solutions, Inc. Common Stock Fund is as follows:

                                                                       December 31,
                                                           --------------------------------

                                                                1999               1998

     Changes in net assets:
         Net depreciation in fair value of investments     $ (31,864,903)     $(155,304,330)
         Dividends                                             2,831,886          1,678,412
         Contributions                                        51,194,743         55,409,251
         Plan mergers                                                 --          1,087,251
         Payment of benefits                                 (18,547,404)       (22,502,780)
         Administrative expenses                                      --            188,464
         Transfer (from) to other investment options          (5,046,303)         2,834,279
                                                           -------------      -------------

                                                           $  (1,431,981)     $(116,609,453)
                                                           -------------      -------------

5. Investment Contracts with Financial Institutions, Insurance Companies and Banks

     The Stable Value Fund (the "Fund") consists of synthetic investment contracts with various banks and insurance companies ("Issuers") with a value of $24,037,551. Additionally, the Fund holds shares of a common/collective trust sponsored by The Vanguard Group with a value of $49,013,712. The Fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive for normal participant-directed transactions. The investment contracts constitute investments in collective investment funds, mutual funds and mortgage backed securities. The crediting interest rates on the investment contracts ranged from 6.2% to 6.7% at December 31, 1999.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

6.   Related Party Transactions

     During 1999 and 1998, certain Plan investments were shares of a common/collective trust, The Collective Short-Term Investment Fund of the Northern Trust Company, managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan. The transactions in this fund are party-in-interest transactions exempt from prohibited transaction rules.

7.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.   Plan Mergers

     The following plans with net assets of $6,525,585 were merged with and into the Plan during 1998:

                                                                           Effective Date
                     Plan                                                    of Merger

     Professional Computing, Inc. 401(k) Plan                             February 1, 1998
     FotoBeam, Inc. Profit Sharing Plan                                   April 1, 1998
     Percomco, Inc. Employees' Profit Sharing Plan                        April 1, 1998
     3-D Communication, Inc. 401(k) Profit Sharing Plan                   May 1, 1998
     Copifax, Inc. 401(k) Plan                                            May 1, 1998
     Datafax Systems, Inc. 401(k) Plan                                    June 1, 1998
     American Business Systems, Inc. 401(k) Profit Sharing Plan           July 1, 1998
     The Eagle Copy Service Profit Sharing Plan                           July 1, 1998
     Sierra Office, Inc. Profit Sharing Plan                              July 1, 1998
     Virtual Networks, Inc. 401(k) Profit Sharing Plan                    July 1, 1998
     Financial Systems Products Corp. 401(k) Plan                         September 1, 1998
     Command Services Corp. 401(k) Plan                                   October 1, 1998
     Valcom Computer Center 401(k) Savings Plan                           November 1, 1998

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

9.   Differences between Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         December 31,       December 31,
                                                                             1999               1998
     Net assets available for benefits per the financial statements     $ 347,146,249      $ 290,651,292
     Amounts allocated to withdrawing participants                           (269,627)          (232,325)
                                                                        -------------      -------------

     Net assets available for benefits per Form 5500                    $ 346,876,622      $ 290,418,967
                                                                        -------------      -------------

     The following is a reconciliation of benefits paid to participants for the year ended December 31, 1999 per the financial statements to the Form 5500:

                                                                     Year Ended
                                                                  December 31, 1999

     Benefits paid to participants per the financial statements     $ 58,907,688
     Add: Amounts allocated to withdrawn participants
         at December 31, 1999                                            269,627
     Less: Amounts allocated to withdrawn participants
         at December 31, 1998                                           (232,325)
                                                                    ------------

     Benefits paid to participants per Form 5500                    $ 58,944,990
                                                                    ------------

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

10.  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                                                             Additional Information
IKON Office Solutions, Inc. Retirement Savings Plan                                                                      Schedule I
Schedule of Assets Held for Investment Purposes
December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------

Form 5500, Schedule H, Part IV, Line I
                                                                                                                           Current
            Identity of Issue                              Investment Type                                 Cost             Value

IKON Office Solutions, Inc. Common Stock Fund**         Common Stock                                  $ 142,647,004    $ 105,514,802
Chicago Equity Partners Small-Cap Equity Fund           Registered Investment Company                                        110,120
American Funds Group EuroPacific Growth Fund            Registered Investment Company                                     22,611,569
PBHG Growth Fund                                        Registered Investment Company                                     49,922,643
PIMCO Total Return Fund                                 Registered Investment Company                                        148,593
Vanguard Institutional Index Fund                       Registered Investment Company                                     81,569,581
Vanguard Windsor II Fund                                Registered Investment Company                                        560,982
Principal Mutual Life Insurance Company                 Synthetic Investment Contract                                      3,827,968
Bayerische Landesbank                                   Synthetic Investment Contract                                      2,634,685
Caisse des Depots et Consignations                      Synthetic Investment Contract                                      1,732,497
Deutsche Bank AG                                        Synthetic Investment Contract                                     15,842,401
Vanguard Investment Contract Trust                      Common/Collective Trust                                           49,013,712
Collective Short-term Investment Fund of the
    Northern Trust Company*                             Common/Collective Trust                                            1,176,371
IKON Office Solutions, Inc. Retirement Savings Plan*    Participant loans, interest rates ranging
                                                          from 8.75% to 9.50%, maturing between
                                                          January 1, 2000 and November 2, 2025                            12,922,937
                                                                                                                       -------------

                                                                                                                       $ 347,588,861
                                                                                                                       -------------

*    Party-in-interest.

** Party-in-interest. Employer contributions included in this fund are nonparticipant-directed as employer matching contributions are made in IKON common stock and may not be redirected to the other available investment options until the attainment of age 55.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                                  IKON OFFICE SOLUTIONS, INC.
                                                    RETIREMENT SAVINGS PLAN




Dated: July 13, 2000                              By: /s/ALLISTER H. MCCREE, JR.
                                                      --------------------------
                                                      Allister H. McCree, Jr.
                                                      Plan Administrator